Exhibit 99.1
TSX: GAM / NYSE: GRS / BSX: GL7
1701 Hollis Street
Suite 400, Founders Square
(P.O. Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold to Release First Quarter Financial Results on May 13, 2010

Halifax, April 29, 2010: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce that the Company’s quarterly financial results for the three month period ended March 31, 2010 will be released before the market opens on Thursday, May 13, 2010. The financial statements and related Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, May 13, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

First Quarter 2010 Conference Call

Conference Call Access:

  Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2010 Results Conference Call.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight May 20, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833             Passcode: 68244844

  North America Toll Free: 1-800-642-1687                  Passcode: 68244844

First Quarter 2010 Webcast

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3026760

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3026760 or via the Company’s website at www.gammongold.com.

2009 Audited Financial Statements and Management’s Discussion and Analysis

Additionally, the 2009 audited financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.gammongold.com or under the Company’s profile on www.sedar.com. The Company’s Form 40-F containing the complete audited 2009 financial statements has been filed with the Securities and Exchange Commission at http://www.sec.gov/edgar.shtml. Upon request, the Corporation will provide a hard copy of the Company’s complete audited financial statements free of charge.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

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